FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ/MF): 47.508.411/0001 -56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 22, 2009

1. DATE, TIME AND PLACE: On October 22, 2009, at the headquarters of Companhia Brasileira de Distribuição (“Company”), located at Avenida Brigadeiro Luís Antônio, nº 3.142, in the City and State of São Paulo.

2. PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL AND ATTENDANCE: The meeting was duly called pursuant to Article 15 of the Company’s Bylaws. The majority of the sitting board members attended the meeting.

4. AGENDA: (a) to authorize the use of part of class A preferred shares, currently held in treasury, for private trading; (b) to approve the conversion of said class A preferred shares into class B preferred shares; (c) to approve the proposal of replacing the Innovation and Development Committee with a Sustainable Development Committee; and (d) to elect the members of the new Sustainable Development Committee.

5. RESOLUTIONS: Once the meeting was called to order, the members of the board analyzed the items in the agenda and resolved by unanimous vote:

5.1. To authorize, pursuant to Article 23 of CVM Instruction no. 10 of February 14, 1980, the use of part of the class A preferred shares currently held in treasury to conduct the public offering (“Public Offering”) for acquisition of shares issued by Globex Utilidades S.A. ("Globex"), under exactly the same terms as those eventually approved by the Brazilian Securities and Exchange Commission (“CVM”). This authorization aims to allow part of the payment for the acquisition of Globex shares, purpose of the Public Offering, to be made in class B preferred shares issued by the Company, ensuring once again that Globex’s remaining shareholders have the same rights and conditions offered to Globex’s other shareholders upon the acquisition of control of said company. The aforementioned terms and conditions reflect the requirement filed by the Company at CVM on October 19, 2009, ratified herein by this Board of Directors.

5.1.1. As a consequence of the item above, to approve the conversion of the number of class A preferred shares currently held in treasury that is required for the conduction of the Public Offering into class B preferred shares.

5.2. To approve the replacement of the Innovation and Development Committee with a Sustainable Development Committee, which shall be responsible for: (a) pursuing the alignment between the Company’s businesses, on the one hand, and sustainable development and social-environmental responsibility aspects, on the other; (b) establishing sustainable practices, grounded on economic, environmental and social dimensions so as to promote sustainable development and disseminate it in every strategic activity and relationship; (c) evaluating and approving projects, proposals and institutional campaigns aiming to involve the organization in social-environmental issues, including fund allocation; (d) evaluating the Company’s investment proposals and projects from the point of view of sustainability; and (e) analyzing and approving the social and sustainability reports;

5.3. To elect the following members to compose the Sustainable Development Committee: Hakim Laurent Aouani, Jean Louis Bourgier, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz and Guilherme Affonso Ferreira. Also, the members of the board agreed to invite Mss. Ana Maria Falleiros dos Santos Diniz D’Ávila, Geyze Marchesi Diniz and Maria Silvia Bastos Marques to attend the meetings. Lastly, the members of the Board of Directors resolved to submit this issue to the Company’s shareholders so that the latter may discuss and approve it at the Shareholders’ General Meeting.

APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned to draw up these minutes. After the meeting was resumed, these minutes were read, approved and signed by all in attendance. São Paulo, October 22, 2009. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Attending board members: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Hakim Laurent Aouani, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Candido Botelho Bracher, Pedro Henrique Chermont de Miranda and Guilherme Affonso Ferreira. Samuel Elia attended the meeting as a guest.

This is a free English translation of the original instrument drawn up in the company’s records pursuant to Article 130, paragraph 3, of Law 6,404/76, as amended.

Renata Catelan P. Rodrigues
Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 10, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.